                                                                       EXHIBIT 2

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                          JUNE 30, 2001    SEPTEMBER 30, 2000
                                                          -------------    ------------------
ASSETS
  Current assets:
  Cash and cash equivalents                               $  11,898,113    $       11,650,600
  Marketable securities (market value $1,755,000)             1,383,450                    --
  Trade and other receivables                                 1,705,497             2,443,063
  Inventories                                                 1,872,388             1,913,538
  Prepaid expenses and other                                    265,582               256,688
                                                          -------------    ------------------
                                                             17,125,030            16,263,889

  Plant and equipment, net                                    4,179,703             4,977,118
  Notes receivable                                              200,088               200,088
  Restricted cash and marketable securities                  10,351,083             8,870,989
  Other asset                                                 2,840,000             2,840,000
                                                          -------------    ------------------
                                                          $  34,695,904    $       33,152,084
                                                          =============    ==================
LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities                $     408,785    $          656,051
  Notes payable                                                  15,752                15,830
  Deferred revenue                                            1,812,410             5,036,003
                                                          -------------    ------------------
                                                              2,236,947             5,707,884

  Notes payable, net of current portion                          41,463                54,607
  Reclamation obligations                                    12,493,157            12,192,494
  Deferred revenue                                           11,991,730             4,244,000
  Deferred credit                                             4,220,000             4,220,000
                                                          -------------    ------------------
                                                             30,983,297            26,418,985
                                                          -------------    ------------------
SHAREHOLDERS' EQUITY
  Share capital                                              37,439,402            37,439,402
  Deficit                                                   (33,726,795)          (30,706,303)
                                                          -------------    ------------------
                                                              3,712,607             6,733,099
                                                          -------------    ------------------
                                                          $  34,695,904    $       33,152,084
                                                          =============    ==================

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein                                   /s/ Lukas H. Lundin

Ron F. Hochstein, Director                             Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)


                                              THREE MONTHS ENDED JUNE 30       NINE MONTHS ENDED JUNE 30
                                                 2001            2000            2001            2000
                                             ------------    ------------    ------------    ------------
OPERATIONS
Revenue
  Uranium sales                              $         --    $  1,297,500    $         --    $  6,608,500

  Vanadium sales                                       --       1,829,816          47,533       2,183,424

  Process milling                                 153,147         146,300         674,747         639,500
                                             ------------    ------------    ------------    ------------

    Total revenue                                 153,147       3,273,616         722,280       9,431,424
                                             ------------    ------------    ------------    ------------
Costs and expenses

  Uranium cost of sales                                --       1,272,500              --       5,687,500

  Vanadium cost of sales                               --       1,500,633          22,108       1,834,044

  Process milling expenditures                    153,147         109,704         560,509         362,738

  Mill stand-by expenditures                      653,617         653,133       1,991,087       1,470,023

  Selling, general and administrative             485,432         905,584       1,572,725       3,128,588

  Write-down of inventories                            --         420,393              --       1,026,415

  Change in reclamation obligations               300,663              --         300,663      (1,455,533)

  Depreciation                                    176,706          72,546         314,608         402,632
                                             ------------    ------------    ------------    ------------

                                                1,769,565       4,934,493       4,761,700      12,456,407
                                             ------------    ------------    ------------    ------------


Operating loss                                 (1,616,418)     (1,660,877)     (4,039,420)     (3,024,983)


  Net interest and other income                   341,918            (726)      1,018,928         384,642
                                             ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                            (1,274,500)     (1,661,603)     (3,020,492)     (2,640,341)
                                             ============    ============    ============    ============

                                             ============    ============    ============    ============
Loss per common share                        $      (0.02)   $      (0.03)   $      (0.05)   $      (0.04)
                                             ============    ============    ============    ============

DEFICIT

Deficit, beginning of period                  (32,452,295)    (16,440,390)    (30,706,303)    (15,461,652)

  Loss for the period                          (1,274,500)     (1,661,603)     (3,020,492)     (2,640,341)
                                             ------------    ------------    ------------    ------------
DEFICIT, END OF PERIOD                       $(33,726,795)   $(18,101,993)   $(33,726,795)   $(18,101,993)
                                             ============    ============    ============    ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                                THREE MONTHS ENDED JUNE 30       NINE MONTHS ENDED JUNE 30
                                                                   2001            2000            2001            2000
                                                               ------------    ------------    ------------    ------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period                                            $ (1,274,500)   $ (1,661,603)   $ (3,020,492)   $ (2,640,341)
Items not affecting cash

  Depreciation and amortization                                     369,712         276,029         941,028         826,668

  (Gain) loss on sale of land and equipment                             (85)        171,406          (6,397)         47,222

  Write-down of inventories                                              --         420,393              --       1,026,415

  Change in reclamation obligations                                 300,663              --         300,663      (1,455,533)

Changes in operating assets and liabilities

  Decrease in trade and other receivables                           661,805       1,489,973         737,567         499,478

  Decrease in inventories                                             4,086       2,745,071          41,150       4,410,067

  Increase in other current assets                                  (36,941)        (65,068)         (8,893)        (88,066)
  Decrease in other accounts payable and
       accrued liabilities                                          (79,502)       (213,868)       (247,266)     (1,683,568)
                                                               ------------    ------------    ------------    ------------

  NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES              (54,762)     (1,262,640)      3,162,333         942,342
                                                               ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

  Properties, plant and equipment                                  (129,715)         79,228        (169,830)         50,286

  Mongolia mineral properties                                            --         (74,348)             --        (254,851)

  Proceeds from sale of surplus equipment and land                       85         228,477          32,612         361,399

  Collection of notes receivable                                         --              --              --           1,928

  Increase in marketable securities                                      --              --      (1,383,450)             --
  (Increase) decrease in restricted marketable
      securities                                                 (1,196,010)        886,051      (1,480,094)        615,284
                                                               ------------    ------------    ------------    ------------
  NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES           (1,325,640)     (3,000,762)      1,119,408         774,046
                                                               ------------    ------------    ------------    ------------

FINANCING ACTIVITIES

  Decrease in notes payable                                          (4,286)       (530,575)        (13,223)     (1,048,882)

  Increase in deferred revenue                                    1,226,025       1,410,610       4,524,138       4,670,894
                                                               ------------    ------------    ------------    ------------

  NET CASH PROVIDED BY FINANCING ACTIVITIES                       1,221,739         880,035       4,510,915       3,622,012
                                                               ------------    ------------    ------------    ------------


(Decrease) increase in cash and cash equivalents                   (158,663)      5,161,776         247,513       5,338,400

Cash and cash equivalents, beginning of period                   12,056,776         646,031      11,650,600         469,407
                                                               ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $ 11,898,113    $  5,807,807    $ 11,898,113    $  5,807,807
                                                               ============    ============    ============    ============

                                                                                                               $         --
SUPPLEMENTARY CASH FLOW INFORMATION

  Cash interest paid                                                  1,534          (2,760)         10,383          51,930

  Cash interest received                                            234,397         180,669         832,449         507,764